UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________
FORM 6-K
___________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2015
 ___________________________

 Commission File Number: 001- 36563
 ___________________________

 Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)
 ___________________________

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Orion Engineered Carbons S.A. (the “Company”) held its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM” and, together with the AGM, the “General Meetings”) of Shareholders on April 15, 2015. The Company’s shareholders approved and adopted all matters submitted to them at the General Meetings, which are described in the Company’s report on Form 6-K dated March 6, 2015.

The results of votes on the matters adopted by the AGM are as follows:

1.	Approval of the annual accounts of the Company for the financial year ended on December 31, 2014.

For	Against
52,406,780	30

2.	Approval of the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

For	Against
52,405,810	0

3.
Allocation of results, approval of the payment by the Company on December 22, 2014 of the interim dividend in the amount of EUR 40 million and approval of a distribution of a dividend in the aggregate amount of EUR 10 million in the second quarter of 2015.

For	Against
52,406,885	30

4.	Discharge of the Board of Directors and of the independent auditor of the Company for the financial year ended on December 31, 2014.

For	Against
51,944,780	138,250

5.
Appointment of Ernst & Young as independent auditor of the Company (Réviseur d’Entreprises) for the purposes of the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2015.

For	Against
52,409,160	30

6.	Determination of the compensation in the amount of EUR 670,000 that shall be paid to the Board of Directors for the period ending on the next annual general meeting.

For	Against
52,403,045	455

The results of votes on the matters adopted by the EGM are as follows:

1.	Change of the Company’s registered office from the city of Luxembourg, Grand Duchy of Luxembourg to Niederanven, Grand Duchy of Luxembourg.

For	Against
51,395,302	0

2.	Amendment of article four of the articles of association of the Company to effect the change in the location of the Company’s registered office.

For	Against
51,395,302	0
The Company’s articles of association, as amended by the EGM, are attached as Exhibit 99.1 hereto.
On April 15, 2015, the Company issued a press release announcing the approval by the AGM of a distribution of a dividend in the aggregate amount of EUR 10 million, to be paid on April 20, 2015 to shareholders of record on April 6, 2015. A copy of the press release is attached as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.

By:	/s/ Jack Clem
	Name:	Jack Clem

	Title:	Chief Executive Officer
Date: April 15, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Articles of Association of Orion Engineered Carbons S.A.
99.2	Press release of Orion Engineered Carbons S.A. dated April 15, 2015.